November 26, 2024

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Registration Statement on Form S-1
            Filed November 8, 2024
            File No. 333-283106
Dear Joseph F. Basile III:

        We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 28, 2024 letter.

Registration Statement on Form S-1
Report of Independent Registered Public Accounting Firm, page F-2

1. We note changes to the audited financial statements and your notes to the audited financial statements subsequent to the date of the audit report. Please tell us how your auditor determined it was unnecessary to provide an updated audit report.
       Alternatively, please amend your filing to include an updated audit report from your auditor. Refer to PCAOB AS 3110.
Note 4 - Business Segment Information, page F-11

2. We note your response to prior comment 7 and your expanded segment disclosure. Please address the following:
           Please tell us how your segment disclosure complies with the disclosure requirements pursuant to ASC 280-10-50-22 through 50-26; November 26, 2024
Page 2

             Please tell us your consideration for providing disclosures required by ASC 280-
           10-50-29, including an explanation of the measurements of segment profit or loss and segment assets for each reportable segment; and
             Please provide reconciliations of total reportable segments measure of profit or loss to your consolidated net income before taxes and of total reportable
           segments    assets to your consolidated assets. Refer to ASC
280-10-50-30(b) and
           (c).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gina Austin, Esq.